SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2003**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number **001-13069**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHOICEPOINT INC.
1000 Alderman Drive, Alpharetta, Georgia 30005

General

The ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the following are filed herewith as part of this annual report:

I. ChoicePoint Inc. 401(k) Profit Sharing Plan Financial Statements and Supplemental Schedules as of and for the Years Ended December 31, 2003 and 2002 and Independent Auditors' Report.

A. Audited financial statements.

1. Report of independent registered public accounting firm.
2. Statements of net assets available for benefits—December 31, 2003 and 2002.
3. Statements of changes in net assets available for benefits, for the years ended December 31, 2003 and 2002.
4. Notes to financial statements.

B. Supplemental schedules.

1. Assets (held at end of year)—December 31, 2003.
2. Reportable transactions, for the year ended December 31, 2003.

C. Consent of Independent Registered Public Accounting Firm

ChoicePoint Inc. 401(k) Profit Sharing Plan

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, Supplemental Schedules as of and for the Year Ended December 31, 2003, and Report of Independent Registered Public Accounting Firm

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
Suite 1500
191 Peachtree Street NE
Atlanta, GA 30303-1924
USA

Tel: +1 404 220 1500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Group Benefits Committee and Participants
ChoicePoint Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2004

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
INVESTMENTS—at fair value:		
Money market fund	$ 1,509,241	$ 2,011,381
ChoicePoint Inc. common stock	86,343,974	100,112,323
Mutual funds	58,529,202	39,384,732
Collective trust fund	29,150,247	28,162,849
Total investments	175,532,664	169,671,285
CONTRIBUTIONS RECEIVABLE—		
Participant contributions	519,101	490,929
Total assets	176,051,765	170,162,214
LIABILITIES		
Due to broker	82,669	113,945
Total liabilities	82,669	113,945
NET ASSETS AVAILABLE FOR BENEFITS	$ 175,969,096	$ 170,048,269

See notes to financial statements.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:		
Contributions:		
Participant	$ 10,261,242	$ 10,255,179
Employer—net of earnings on unallocated deposits	4,800,000	6,500,000
Rollovers from qualified plans	2,188,917	1,872,208
Interest	18,595	39,612
Dividends	2,205,037	2,106,721
Net appreciation in fair value of investments	6,960,649	-
Total additions	26,434,440	20,773,720
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:		
Participant withdrawals	20,513,613	25,179,281
Net depreciation in fair value of investments	-	4,275,725
Total deductions	20,513,613	29,455,006
NET INCREASE (DECREASE)	5,920,827	(8,681,286)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	170,048,269	178,729,555
End of year	$ 175,969,096	$ 170,048,269

See notes to financial statements

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF THE PLAN

General—The following brief description of the ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for informational purposes only. Participants should refer to the plan document for more complete information.

The Plan became effective July 1, 1997 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. All salaried employees of the participating companies of ChoicePoint Inc. (a wholly owned subsidiary of Equifax Inc. prior to August 7, 1997) and its subsidiaries (the "Company") who have completed 90 days of service are eligible to participate in the Plan and are eligible to receive Company matching contributions. An employee is eligible to receive profit-sharing contributions after they have completed one year of service. Nonsalaried employees, leased employees or independent contractors, and nonresident aliens are not eligible for participation in the Plan.

Administration—The trustee of the Plan is Fidelity Management Trust Company (the "Trustee"). Fidelity Institutional Retirement Services Company ("Fidelity") performs participant record keeping and other administrative duties for the Plan. The ChoicePoint Inc. Group Benefits Committee ("Benefits Committee") oversees the Plan and hears all appeals for benefits. The Benefits Committee is appointed by the Compensation and Benefits Committee of the Company's Board of Directors and consists of employees of the Company. In the absence of such appointment, the Company shall carry out the responsibilities of the committee. The Executive Committee has designated the Company's Chief Financial Officer and Vice President of Insurance and Benefits as the named fiduciaries and plan administrators.

Participant Accounts—Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's net investment earnings (losses), Company contributions, and participant contributions and withdrawals. Accounts are valued on a daily basis (i.e., the net asset value of the investment fund is calculated each day and applied to the number of units attributed to each participant's account). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Contributions—Each participant may make basic contributions from 1% to 6% of his/her total gross salary (base salary only for highly compensated employees) through payroll deductions on a pretax or after-tax basis. In addition, each non-highly compensated participant may elect to make supplemental contributions of 1% to 19% of pay on a pretax or after-tax basis through payroll deductions, subject to certain Internal Revenue Code ("IRC") limits for 2003. Highly compensated employees may also elect to make supplemental contributions up to 2% subject to IRC limits. In addition, all participants who have attained the age of 50 before the close of the plan year shall be eligible to make catch-up contributions subject to IRC limitations. Participant contributions are allocated among investment options, as directed by the individual participants.

Company Contributions—The Plan requires the Company to make an annual minimum matching contribution of 25% of the basic contributions made by participants each pay period, net of any withdrawals during the year. A participant must be actively employed by the Company on or after November 30 in order to receive the matching contributions for the plan year. This active employment requirement is waived if a participant is on leave of absence, attains age 62, is disabled, or leaves the Company on or after age 50 if age plus years of service is equal to 75 and (in each of these cases) did not receive a distribution of his/her entire account balance during the year. The Company may also make a discretionary matching contribution. For 2003 and 2002, the Company's minimum and discretionary contribution resulted in an aggregate matching contribution of 61% and 64%, respectively, of the basic contributions made by each participant who was eligible for the matching contributions.

The Company may also choose to make an additional discretionary profit-sharing contribution to the Plan each year ("profit-sharing contribution"). The amount of this profit-sharing contribution may vary for different business units of the Company and is allocated among the participants in each business unit based on their relative compensation within the business unit. The Company made no profit-sharing contributions in 2003 and 2002.

As a result of its spinoff from Equifax Inc., ChoicePoint Inc. agreed to make an annual transition contribution to current ChoicePoint Inc. employees that were employed at the spinoff date. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. The Company elected to make a transition contribution for the 2003 plan year of $1,543,029 for those employees who were salaried employees on August 8, 1997 and continuously employed as salaried employees by the Company through December 1, 2003. The transition contribution for 2002 plan year was $1,697,014 for those employees who were salaried employees on August 8, 1997 and continuously employed as salaried employees by the Company through December 1, 2002. In addition, employees must be age 21 with one year of service in order to receive a transition contribution. The transition contribution was both age- and service-weighted, with the percent of compensation contributed ranging from .5% up to 7% of base pay and .25% to 3.75% of compensation in excess of the Social Security wage base.

All matching contributions and transition contributions are made to the ChoicePoint Stock Fund ("CSF"), where they must remain as long as a participant is an active employee of the Company. The Plan was amended effective April 1, 2002 whereby participants age 55 or older are allowed to transfer their matching contributions and transition contributions to other investment options at the participant's election. The profit-sharing contribution, if any, is made to the CSF initially but may be transferred to other investment options at the participant's election.

Contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined and allocated as of the end of the plan year. Earnings on these deposits may be used to reduce the cash required for the Company's contribution. To the extent they are not used to reduce cash required, such earnings are allocated to participants. For 2003 and 2002, the Company contributed $4,800,000 and $6,500,000 respectively, to the Plan which was invested in the CSF. Investment appreciation on these funds was $876,440 at December 31, 2003 and investment depreciation on these funds was $256,829 for the year ended December 31, 2002. These earnings, along with the Company's contributions, were used to fund the matching contribution and transition contributions for the years ended December 31, 2003 and 2002. At December 31, 2003 and 2002, unallocated contributions totaled $1,543,029 and $2,160,084, respectively.

Vesting and Forfeitures—Participants are 100% vested in their account balances, including all Company contributions, at all times. The transition contribution is fully vested for active employees as of December 31, 2003 and 2002.

Investment Options—The participants may direct their elective deferrals, profit-sharing contributions, and, for those participants age 55 or older, transition and Company matching contributions in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity affiliates as well as one collective trust. In addition, the participants may elect to invest their contributions in ChoicePoint Inc. common stock through a unitized fund, the CSF, which includes an investment in a money market fund for liquidity purposes. All matching and transition contributions made by the Company are invested in the CSF and may not be transferred to other investment options until the participant is separated from service or attained age 55.

Participant Withdrawals—Upon termination of employment with the Company, a participant may defer taking a distribution of his/her account until age 70½ or he/she may elect to withdraw all, or a portion, of his/her account balance, including Company contributions. If a participant becomes totally disabled, he/she will be eligible for distribution of his/her entire account. Generally, a participant's beneficiary may take a distribution of the participant's account as soon as administratively feasible after the participant's death or may defer taking the distribution for up to five years following the participant's death.

Upon attainment of age 59½ a participant may elect to withdraw all or part of his/her account, excluding the Company contribution portion of the account. In-service withdrawals of a participant's pre-tax contribution account are allowed in cases of proven financial hardship. If a participant's account balance is less than $5,000 upon retirement or termination, a distribution of the participant's account will be made automatically. A participant may elect to withdraw all or part of his/her after-tax contribution account at any time with no restrictions.

Benefits may be paid in cash or in common stock of the Company, or in any combination of the two, at the election of the participant.

Plan Termination—Although the Company expects for the Plan to continue indefinitely, the Plan provides that the Company has the right to discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—Investments of the Plan are carried at fair value as determined by quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments including mutual funds, a collective trust fund and ChoicePoint Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the participating subsidiaries of the Company. The expenses for administration include the fees and expenses of the Plan's Trustee. The brokerage commissions and related expenses on security transactions are included in the net (depreciation) appreciation in fair value of investments.

3. INVESTMENTS

The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002 are as follows:

2003	
ChoicePoint Inc. common stock, 2,266,841 shares	$ 86,343,974*
Fidelity Managed Income Portfolio, 29,150,247 shares	29,150,247
Fidelity Spartan US Equity Index Fund, 303,262 shares	11,951,557
Fidelity Low-Priced-Stock Fund, 298,537 shares	10,442,813
Fidelity Capital Appreciation Fund, 379,352 shares	9,297,929
2002	
ChoicePoint Inc. common stock, 2,535,131 shares	$ 100,112,323*
Fidelity Managed Income Portfolio, 28,162,849 shares	28,162,849

* A portion of this investment is nonparticipant-directed (see Note 4).

Net Appreciation (Depreciation) in Fair Value of Investments—The net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits reflects the net difference between the market value and cost of investments bought and sold as well as held and distributed during the year. The net appreciation (depreciation) in the fair value of investments by category for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
ChoicePoint Inc. common stock	$ (3,722,342)	$ 3,799,434
Mutual funds	10,682,991	(8,075,159)
	$ 6,960,649	$ (4,275,725)

4. NONPARTICIPANT-DIRECTED FUND INFORMATION

The following presents the net assets available for benefits of the CSF. The CSF, including the related money market fund, includes both participant and nonparticipant-directed components.

The employer matching and transition contribution portions of this fund for employees who have not attained age 55 are considered to be nonparticipant-directed and represent approximately 20% and 17% of the net assets available in the CSF as of December 31, 2003 and 2002, respectively:

	2003	2002
Investments:		
Money market fund	$ 1,509,241	$ 2,011,381
ChoicePoint Inc. common stock	86,343,974	100,112,323
	87,853,215	102,123,704
Payables	(84,117)	(113,945)
Net assets available for benefits	$ 87,769,098	$ 102,009,759

The change in net assets available for benefits for the CSF for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:		
Contributions:		
Participant	$ 2,263,201	$ 2,783,529
Employer—net of earnings on unallocated deposits	4,800,000	6,500,000
Net appreciation in fair value of ChoicePoint Inc. common stock	-	3,799,434
Interest	18,595	39,612
Total additions	7,081,796	13,122,575
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:		
Participant withdrawals	(10,210,681)	(12,745,861)
Net interfund transfers	(7,389,434)	(1,045,873)
Net depreciation in fair value of ChoicePoint Inc. common stock	(3,722,342)	-
Total deductions	(21,322,457)	(13,791,734)
NET DECREASE	(14,240,661)	(669,159)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	102,009,759	102,678,918
End of year	$ 87,769,098	$ 102,009,759

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated July 15, 2003, that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2003 and 2002 per the financial statements to the Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$ 175,969,096	$ 170,048,269
Participant contributions receivable	(519,101)	(490,929)
Net assets available for benefits per Form 5500	$ 175,449,995	$ 169,557,340

The following is a reconciliation of participant contributions per the financial statements to the Form 5500 for the years ended December 31, 2003 and 2002:

	2003	2002
Participant contributions per the financial statements	$ 10,261,242	$ 10,255,179
Change in participant contributions receivable	(28,172)	(93,598)
Participant contributions per Form 5500	$ 10,233,070	$ 10,161,581

As discussed in Note 2, the financial statements have been prepared on the accrual basis of accounting. The Form 5500 has been prepared on the modified cash basis of accounting. These reconciling items reflect the portion of net assets available for benefits and participant contributions on the financial statements not settled in cash as of December 31, 2003 and 2002.

* * * * * *

SUPPLEMENTAL SCHEDULES

(See Report of Independent Registered Public Accounting Firm)

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2003

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
COMMON STOCK:			
* ChoicePoint Inc.	Common Stock, 2,266,841 shares	$ 31,729,176	$ 86,343,974
COLLECTIVE TRUST:			
* Fidelity Group Trust for Employee Benefit Plans	Managed Income Portfolio, 29,150,247 units	(a)	29,150,247
MONEY MARKET FUNDS:			
* Fidelity Investments	Institutional Cash Portfolio, 1,509,241 shares	1,509,241	1,509,241
MUTUAL FUNDS:			
* Fidelity Institutional Trust	Spartan® US Equity Index Fund, 303,262 shares	(a)	11,951,557
* Fidelity Puritan Trust	Fidelity Low-Priced Stock Fund, 298,537 shares	(a)	10,442,813
* Fidelity Capital Trust	Fidelity Capital Appreciation Fund, 379,352 shares	(a)	9,297,929
* Fidelity Aberdeen Street Trust	Fidelity Freedom 2020 Fund®, 478,152 shares	(a)	6,225,537
* Fidelity Concord Street Trust	Fidelity U.S. Bond Index Portfolio, 451,011 shares	(a)	5,046,813
* Fidelity Aberdeen Street Trust	Fidelity Freedom 2010 Fund®, 375,569 shares	(a)	4,889,912
* Fidelity Puritan Trust	Fidelity Small Cap Stock, 163,496 shares	(a)	2,795,776
* Fidelity Investment Trust	Fidelity Diversified International Fund, 99,152 shares	(a)	2,391,542
* Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund®, 135,911 shares	(a)	1,507,255
* Fidelity Aberdeen Street Trust	Fidelity Freedom 2030 Fund®, 105,186 shares	(a)	1,362,152
* Fidelity Devonshire Trust	Fidelity Equity Income Fund, 26,407 shares	(a)	1,313,743
* Fidelity Aberdeen Street Trust	Fidelity Freedom 2040 Fund SM, 61,762 shares	(a)	466,917
* Fidelity Puritan Trust	Pimco High yield ADM, 41,394 shares	(a)	404,416
* Fidelity Capital Trust	Templton Dev Mkts, 19,029 shares	(a)	285,240
* Fidelity Puritan Trust	Fidelity Short-Term Bond, 16,328 shares	(a)	147,600
Total mutual funds			58,529,202
Total			$ 175,532,664

* Represents a party-in-interest.
(a) Information not required.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—REPORTABLE TRANSACTIONS (a)
FOR THE YEAR ENDED DECEMBER 31, 2003

(a) (b) Identity of Party Involved and Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain
CHOICEPOINT INC. COMMON STOCK:					
Purchased	$ 3,508,595			$ 3,508,595	
Sold		$ 13,549,525	$ 5,266,506	13,549,525	$ 8,283,019
FIDELITY INSTITUTIONAL CASH PORTFOLIO:					
Purchased	$ 16,597,740			$ 16,597,740	
Sold		$ 17,099,880	$ 17,099,880	17,099,880	-

(a) Represents transactions or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets at the beginning of the year.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-32453 of ChoicePoint Inc. on Form S-8 of our report dated June 24, 2004, appearing in this Annual Report on Form 11-K of Choicepoint, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Atlanta, Georgia
June 24, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Date: June 28, 2004

By: ______________________________

John H. Karr
Plan Administrator